[DORAL FINANCIAL CORPORATION LETTERHEAD]
June 8, 2007
VIA FAX 202-772-9210
AND EDGAR SYSTEM
Mr. John P. Nolan
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street N.E.
Washington, D.C. 20459-7010

RE:	Doral Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Filed April 30, 2007
File No. 000-31579
As discussed in our telephone conversation of June 6, 2007 with the staff (the “Staff”) of the Securities and Exchange Commission, this letter serves to supplement and expand on our response dated June 5, 2007 to your letter dated May 11, 2007 providing comments of the Staff on the above-referenced filing. As requested, we further confirm as follows:
     1. To the extent the Company experiences a material change in its ability to replace maturing brokered deposits, any such material change would be taken into account and adequately disclosed in the Company’s future filings;
     2. In addition, any such change would be taken into consideration in the Company’s SFAS 109 assessment regarding the realizability of the deferred tax asset and in determining any related valuation allowance.
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The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John P. Nolan
June 8, 2007

If you have any questions on the responses above or need any additional clarification, please do not hesitate to contact the undersigned at (787) 474-5481.
Sincerely,
/s/ Marangal I. Domingo
Marangal I. Domingo
Executive Vice President and
Chief Financial Officer

c:	Dennis G. Buchert, Audit Committee Chairman
Audit Committee Members
Luis F. Calderón, PricewaterhouseCoopers LLP